Exhibit 11
Noven Pharmaceuticals, Inc.
Computation of Consolidated Earnings (Loss) per Share
(amounts in thousands except per share data)

	Years Ended December 31,
	2008	2007	2006
Basic earnings (loss):

Net income (loss)	$21,412	$(45,376)	$15,988

Weighted average number of common shares outstanding	24,617	24,728	23,807

Basic earnings (loss) per share	$0.87	$(1.84)	$0.67

Diluted earnings (loss):

Net income (loss)	$21,412	$(45,376)	$15,988

Weighted average number of common shares outstanding	24,617	24,728	23,807

Potential dilution upon exercise of stock options/SSARs	112	— *	445

Weighted average number of common shares outstanding, as adjusted	24,729	24,728	24,252

Diluted earnings (loss) per share	$0.87	$(1.84)	$0.66

*	Potential issuance of shares upon exercise of stock options/SSARs not included because effect would have been antidilutive.